Filed by Gaming and Leisure Properties, Inc.
pursuant to Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Pinnacle Entertainment, Inc.
Commission File No.: 001-13641

On May 4, 2015, members of the Gaming and Leisure Properties, Inc. (“GLPI”) management team, including Peter Carlino, Chairman and Chief Executive Officer and Bill Clifford, Chief Financial Officer, spoke during GLPI’s first-quarter 2015 earnings conference call. Some of Mr. Carlino’s and Mr. Clifford's remarks included a discussion of GLPI’s proposed acquisition of the real estate assets of Pinnacle Entertainment, Inc. (“Pinnacle”). Below are excerpts from the transcript of the conference call relating to the proposed transaction.

Peter Carlino - Gaming and Leisure Properties, Inc. - Chairman and Chief Executive Officer

"We obviously expect some questions about the Pinnacle statements this morning. Essentially we have said what we're going to say, in our public release. I would say that we do remain engaged, that our objective is much the same as it was when we first came public with the notion, and that we're focused on creating a balance. And I emphasize that word -- transactions that would be good for Pinnacle shareholders and good, of course, for our shareholders. So that remains our objective. If and when we have something further to report, we will let you know."

Shaun Kelley - BofA Merrill Lynch - Analyst

"Hi, good morning, everyone. Thank you for taking my question. Peter I'm going to try one on the comments regarding Pinnacle. There is one sentence in here -- you said that you're impressed with the results that they continue to achieve. And I'm curious if that is particularly over some of the near-term as it relates to Lake Charles, just given some of the sentiment around that? Or is there anything you could point us to in terms of what exactly you're impressed by? That would be real helpful."

Peter Carlino - Gaming and Leisure Properties, Inc. - Chairman and Chief Executive Officer

"Well, if I had something proprietary, I probably couldn't share it anyhow. But no, I think, generally, coming off a very strong quarter, we feel good about the asset base that they have. They've got some exceedingly attractive assets, and performance has been good. Bill, do you want to take a whack at that?"

Bill Clifford - Gaming and Leisure Properties, Inc. - Chief Financial Officer

"Listen, I think the performance that they've shown, especially around their margin improvement, as well as their top-line levels, has generally been broad-based across all of their properties. Certainly Lake Charles has absolutely done incredibly well.

We're not naive enough to realize that the verdict is not completely done there. But certainly what you've seen to date has been incredibly impressive, at least from my perspective. I think they've done a great job with their property and their results, and their margins. When you look over the last several years, and even the most recent quarters, I think there's nothing -- I would say that they've done a bang-up job operationally."

Joesph Greff - JPMorgan - Analyst

"One, obviously Pinnacle and Meadows, I'm sure, are taking up a huge amount of your time. How warm are other potential deals right now? I'm presuming there's a huge back-burner in terms of your priority. But are there any other things that you're looking at, whether they're small or medium-sized?

And then part two of the question -- you mentioned in the press release that you guys were in productive substantive discussions with your friends at Pinnacle. Can you talk as to when those discussions or engagements started? And when they may have shared initially with you some of these tax basis data and information that you guys are going through? And that's all from me, thank you."

Peter Carlino - Gaming and Leisure Properties, Inc. - Chairman and Chief Executive Officer

"Joe, I'd like to say more, but frankly, I think it's best we do not. You can assume that conversations have been productive and encouraging, and add a few more adjectives if you like. But can't get into specifics right now, we just simply cannot.

And as to your question beyond that, as to what else is out there, how warm, hot, or whatever, I think I took a stab at answering that before. These are slow-moving kind of decisions. One plants a seed, has a conversation, and then stays at it over a period of time. But again, the frustration of these kind of calls -- we remain engaged, focused, encouraged, and all that other kind of stuff. But that's about all we can say at the moment. If that day comes that we feel differently, we'll let you know.

I think over the years, we've established a pretty good -- I hope -- a reputation for straight talk. We really never want to disappoint the people who follow us, mislead in any way. So we're pretty careful about what we say. But even the framework, though, I've created pretty-well characterizes the way we feel about it."

Jame Kayler - BofA Merrill Lynch - Analyst

"Just one debt question. When you're thinking about Pinnacle -- or any transaction, for that matter -- can you just tell us what your current view on the balance sheet is, what your leverage tolerance is? And importantly, how focused are you on ratings, one way or the other?"

Bill Clifford - Gaming and Leisure Properties, Inc. - Chief Financial Officer

"Well, we're very highly focused on keeping our balance sheet in a very solid position. The goal that we set out for ourselves originally at 5.5 times, we acknowledge that we're a little above that, working our way back down. In whatever transaction we do, we would never take our leverage higher than six, for sure.

And I think, candidly, we would expect to have a road map that in short order -- and not that we have a lot of free cash flow in post transactions, because the fact that we're dividending out 80% of our free cash flow. But with the 20% remaining, we would expect to have a transaction that would get us back to the 5.5 within a year or two of the transaction."

Tayo Okusanya - Jefferies & Company - Analyst

"Yes, good morning. I just want to go back to the world of acquisitions. If we could get just a little bit more detail around pricing in regards to what you are seeing in the market? And generally, what kind of prices, whether that's an EBITDA multiple or a cap rate, that transactions seem to be getting consummated at?"

Peter Carlino - Gaming and Leisure Properties, Inc. - Chairman and Chief Executive Officer

"Well, there hasn't been a whole lot of consummation going on, (laughter) so I think we will have some effect on influencing how that happens. Bill, do you want to opine?"

Bill Clifford - Gaming and Leisure Properties, Inc. - Chief Financial Officer

"Yes, I really can't. I hate to say this, but clearly, we started -- we initially had goals of 10. We've moved from that, obviously, even with previous public announcements. There's obviously, everybody -- I'm not insinuating that your question is trying to get to what we're paying for Pinnacle. But I don't know how I really answer that question, knowing what that answer is, and then think about how I answer your question, without getting awfully close to the same number. So I'm going to refrain from answering that question right now."

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward looking terminology such as “expects,” “believes,” “estimates,” “intends,” “may,” “will,” “should” or “anticipates” or the negative or other variation of these or similar words, or by discussions of future events, strategies or risks and uncertainties. Such forward looking statements are inherently subject to risks, uncertainties and assumptions about GLPI and its subsidiaries, including risks related to the following: the ability to receive, or delays in obtaining, the regulatory approvals required to own and/or operate its properties, or other delays or impediments to completing GLPI’s planned acquisitions or projects (including successful resolution of outstanding litigation against the owners of the Meadows Racetrack & Casino); GLPI’s ability to enter into definitive agreements with a third party operator for the Meadows Racetrack & Casino; the ultimate outcome of any potential transaction between GLPI and Pinnacle Entertainment, Inc. including the possibilities that GLPI will not pursue a transaction with Pinnacle and/or that Pinnacle will not engage in negotiations with respect to a transaction with GLPI; GLPI's ability to maintain its status as a REIT; the availability of and the ability to identify suitable and attractive acquisition and development opportunities and the ability to acquire and lease those properties on favorable terms; our ability to access capital through debt and equity markets in amounts and at rates and costs acceptable to GLPI; changes in the U.S. tax law and other state, federal or local laws, whether or not specific to REITs or to the gaming or lodging industries; and other factors described in GLPI’s Annual Report on Form 10-K for the year ended December 31, 2014, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K as filed with the Securities and Exchange Commission. All subsequent written and oral forward looking statements attributable to GLPI or persons acting on GLPI’s behalf are expressly qualified in their entirety by the cautionary statements included in this communication. GLPI undertakes no obligation to publicly update or revise any forward looking statements contained or incorporated by reference herein, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward looking events discussed in this communication may not occur.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities and no tender or exchange offer for the shares of Pinnacle has commenced at this time. This communication relates to a proposal which GLPI has made for a business combination transaction with Pinnacle. In furtherance of this proposal and subject to future developments, GLPI (and, if a negotiated transaction is agreed, Pinnacle) may file one or more proxy statements, registration statements, tender or exchange offer documents or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus, tender or exchange offer document or other document GLPI and/or Pinnacle may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF GLPI AND PINNACLE ARE URGED TO READ ANY DOCUMENTS THAT MAY BE FILED INCLUDING POSSIBLE PRELIMINARY PROXY STATEMENTS AND ANY OTHER PROXY STATEMENT(s), REGISTRATION STATEMENTS, PROSPECTUS, TENDER OR EXCHANGE OFFER DOCUMENTS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) or definitive tender or exchange offer documents (if and when available) will be mailed to stockholders of Pinnacle and/or GLPI, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by GLPI and/or Pinnacle through the web site maintained by the SEC at http://www.sec.gov.

Certain Information Regarding Participants

GLPI and its directors and executive officers may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names, affiliations and interests of GLPI’s directors and executive officers in GLPI’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, and its proxy statement for the 2015 Annual Meeting, which was filed with the SEC on April 30, 2015. These documents can be obtained free of charge from the sources indicated above as well as from the persons listed below under “Contact.” Additional information regarding the interests of these participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available.

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